Pacific Bepure Industry Inc.
             No. 78 Kanglong East Road, Yangdaili, Chendai Township
                   Jinjiang City, Fujian Province, P. R. China

September 22, 2011

Erin Wilson, Esq.
Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re: Pacific Bepure Industry, Inc. (the "Company")
         Form 10-K for the Year Ended December 31, 2010 Filed March 31, 2011 File No. 333-149898

Dear Ms. Wilson:

     The purpose of this letter is to provide the Company's responses to the September 7, 2011 comment letter (the "Comment Letter") to Mr. Haiting Li, Chief Executive Officer of the Company. This letter sets forth the Company's proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company's responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2010

     RISK FACTORS, PAGE 12

     WE NOTE THAT YOU CONDUCT SUBSTANTIALLY ALL OF YOUR OPERATIONS OUTSIDE OF THE UNITED STATES. IN ORDER TO ENHANCE OUR UNDERSTANDING OF HOW YOU PREPARE YOUR FINANCIAL STATEMENTS AND ASSESS YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, WE ASK THAT YOU PROVIDE US WITH INFORMATION THAT WILL HELP US ANSWER THE FOLLOWING QUESTIONS:

     HOW DO YOU EVALUATE AND ASSESS INTERNAL CONTROL OVER FINANCIAL REPORTING?

COMMENT 1. IN CONNECTION WITH YOUR PROCESS TO DETERMINE WHETHER YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING WAS EFFECTIVE, PLEASE DESCRIBE WHETHER AND HOW YOU CONSIDERED CONTROLS TO ADDRESS FINANCIAL REPORTING RISKS THAT ARE RELEVANT TO ALL LOCATIONS WHERE YOU HAVE OPERATIONS.

     RESPONSE: Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All of the business operations of the Company are located in Mainland China. For the purposes of maintaining controls and addressing financial reporting risks, we are using assignment of responsibility,
authorization  controls, reviews  and  approvals,   budget  controls,   property
protections,  accounting controls,  internal reporting,  analysis of operations, performance assessment and other methods to address the risks of financial reporting. We also conduct internal testing on a regular basis to ensure compliance. The scope of the evaluations was determined by a
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U.S. Securities and Exchange Commission
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top-down,   risk-based   assessment  of  the  financial  statement  line  items,
accounting processes and locations where the Company has operations. Any deficiencies identified are evaluated and reported to the Audit Committee where appropriate. Remediation steps, if and to the extent needed, are taken to address any deficiencies identified.

COMMENT 2. IF YOU HAVE AN INTERNAL AUDIT FUNCTION, PLEASE DESCRIBE IT AND EXPLAIN HOW, IF AT ALL, THAT FUNCTION IMPACTED YOUR EVALUATION OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

     RESPONSE: The Company does not have an internal audit function.

     HOW DO YOU MAINTAIN YOUR BOOKS AND RECORDS AND PREPARE YOUR FINANCIAL STATEMENTS?

COMMENT 3. IF YOU MAINTAIN YOUR BOOKS AND RECORDS IN ACCORDANCE WITH U.S. GAAP, DESCRIBE THE CONTROLS YOU MAINTAIN TO ENSURE THAT THE ACTIVITIES YOU CONDUCT AND THE TRANSACTIONS YOU CONSUMMATE ARE RECORDED IN ACCORDANCE WITH U.S. GAAP.

     RESPONSE: Pacific Bepure Industry Inc. maintains its books and records in accordance with US GAAP. All invoices, payments, and accounting records are entered on a weekly basis. All entries are also reviewed both by management and by the Company's CFO on a weekly basis, who has substantial financial management and accounting experience. Pacific Shoes Co., Ltd. and Baopiao Light Industry (PRC companies) maintain their respective books and records in accordance with the PRC accounting standards, and other subsidiaries, including Peakway Worldwide Limited, incorporated in the BVI on November 3, 2006, Alberta was incorporated in Hong Kong on November 4, 2006, maintain their respective books and records in accordance with HKFRS.

COMMENT 4. IF YOU DO NOT MAINTAIN YOUR BOOKS AND RECORDS IN ACCORDANCE WITH U.S. GAAP, TELL US WHAT BASIS OF ACCOUNTING YOU USE AND DESCRIBE THE PROCESS YOU GO THROUGH TO CONVERT YOUR BOOKS AND RECORDS TO U.S. GAAP FOR SEC REPORTING. DESCRIBE THE CONTROLS YOU MAINTAIN TO ENSURE THAT YOU HAVE MADE ALL NECESSARY AND APPROPRIATE ADJUSTMENTS IN YOUR CONVERSIONS AND DISCLOSURES.

     RESPONSE: During the consolidation of the Company's financial statements, the accounting manager prepares the conversion following the Company's policy and procedures. The Company's CFO then performs the final review on all the GAAP reconciliation and financial statements/information to ensure the completeness, accuracy and adequacy of disclosure. The Company makes adjustments to the extent required to meet the U.S. GAAP and SEC reporting requirements. The Company confers with its auditors to ensure that all adjustments are necessary and appropriate.

     WHAT IS THE BACKGROUND OF THE PEOPLE INVOLVED IN YOUR FINANCIAL REPORTING?

COMMENT 5. WE WOULD LIKE TO UNDERSTAND MORE ABOUT THE BACKGROUND OF THE PEOPLE WHO ARE PRIMARILY RESPONSIBLE FOR PREPARING AND SUPERVISING THE PREPARATION OF YOUR FINANCIAL STATEMENTS AND EVALUATING THE EFFECTIVENESS OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING AND THEIR KNOWLEDGE OF U.S. GAAP AND SEC RULES AND REGULATIONS. DO NOT IDENTIFY PEOPLE BY NAME, BUT FOR EACH PERSON, PLEASE TELL US:
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A)   WHAT  ROLE HE OR SHE  TAKES IN  PREPARING  YOUR  FINANCIAL  STATEMENTS  AND
     EVALUATING THE EFFECTIVENESS OF YOUR INTERNAL CONTROL;
B) WHAT RELEVANT EDUCATION AND ONGOING TRAINING HE OR SHE HAS HAD RELATING TO U.S. GAAP;
C)   THE NATURE OF HIS OR HER CONTRACTUAL OR OTHER RELATIONSHIP TO YOU;
D) WHETHER HE OR SHE HOLDS AND MAINTAINS ANY PROFESSIONAL DESIGNATIONS SUCH AS CERTIFIED PUBLIC ACCOUNTANT (U.S.) OR CERTIFIED MANAGEMENT ACCOUNTANT; AND
E) ABOUT HIS OR HER PROFESSIONAL EXPERIENCE, INCLUDING EXPERIENCE IN PREPARING AND/OR AUDITING FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH U.S. GAAP AND EVALUATING EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING.

     RESPONSE: One individual at the Company is tasked with the primary responsibility of preparing and supervising the preparation of the Company's financial statements and evaluating the effectiveness of the Company's internal control over financial reporting. He has not had prior or ongoing training in the application of the U.S. GAAP. This individual has spent approximately 5 years in the capacity of financial manager at a U.S. public company where he was involved in preparation of financial statements in accordance with the U.S. GAAP.

COMMENT 6. IF YOU RETAIN AN ACCOUNTING FIRM OR OTHER SIMILAR ORGANIZATION TO PREPARE YOUR FINANCIAL STATEMENTS OR EVALUATE YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, PLEASE TELL US:

A)   THE NAME AND ADDRESS OF THE ACCOUNTING FIRM OR ORGANIZATION;
B) THE QUALIFICATIONS OF THEIR EMPLOYEES WHO PERFORM THE SERVICES FOR YOUR COMPANY;
C) HOW AND WHY THEY ARE QUALIFIED TO PREPARE YOUR FINANCIAL STATEMENTS OR EVALUATE YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING;
D)   HOW MANY HOURS THEY SPENT LAST YEAR PERFORMING THESE SERVICES FOR YOU; AND
E) THE TOTAL AMOUNT OF FEES YOU PAID TO EACH ACCOUNTING FIRM OR ORGANIZATION IN CONNECTION WITH THE PREPARATION OF YOUR FINANCIAL STATEMENTS AND IN CONNECTION WITH THE EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING FOR THE MOST RECENT FISCAL YEAR END.

     RESPONSE: The Company does retain any such entities.

COMMENT 7. IF YOU RETAIN INDIVIDUALS WHO ARE NOT YOUR EMPLOYEES AND ARE NOT EMPLOYED BY AN ACCOUNTING FIRM OR OTHER SIMILAR ORGANIZATION TO PREPARE YOUR FINANCIAL STATEMENTS OR EVALUATE YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, DO NOT PROVIDE US WITH THEIR NAMES, BUT PLEASE TELL US:

A) WHY YOU BELIEVE THEY ARE QUALIFIED TO PREPARE YOUR FINANCIAL STATEMENTS OR EVALUATE YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING;
B)   HOW MANY HOURS THEY SPENT LAST YEAR PERFORMING THESE SERVICES FOR YOU; AND
C) THE TOTAL AMOUNT OF FEES YOU PAID TO EACH INDIVIDUAL IN CONNECTION WITH THE PREPARATION OF YOUR FINANCIAL STATEMENTS AND IN CONNECTION WITH THE EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING FOR THE MOST RECENT FISCAL YEAR END.

     RESPONSE: The Company does not retain any such individuals.
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DO YOU HAVE AN AUDIT COMMITTEE FINANCIAL EXPERT?

COMMENT 8. WE NOTE YOU IDENTIFY AN AUDIT COMMITTEE FINANCIAL EXPERT IN YOUR FILINGS. PLEASE DESCRIBE THE EXTENT OF HIS OR HER KNOWLEDGE OF U.S. GAAP AND INTERNAL CONTROL OVER FINANCIAL REPORTING.

     RESPONSE: Until his resignation effective as of August 9, 2011, Erik Vonk was the Chairman of the Audit Committee of the Board of Directors and the Audit Committee financial expert. As disclosed in the Company's Current Report on Form 8-K relating to his resignation, Mr. Vonk's resignation was for personal reasons and not for cause or due to any disagreements with the Company. From 2002 to 2007, Mr. Vonk was Chairman and Chief Executive Officer of Gevity HR (Nasdaq: GVHR). Prior to that, Mr. Vonk had 14 years' worth of experience in international finance and management. He holds an Masters in Business Administration degree from Golden Gate University, San Francisco. Following Mr. Vonk's resignation, the Company does not have an Audit Committee financial expert.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 26

CASH FLOW, PAGE 35

COMMENT 9. WE NOTE YOUR STATEMENT ON PAGE 35, THAT YOU BELIEVE ONE OF YOUR FUNDAMENTAL FINANCIAL STRENGTHS IS YOUR ABILITY TO GENERATE CASH FLOWS FROM
OPERATING ACTIVITIES. THIS APPEARS TO BE INCONSISTENT WITH YOUR STATEMENT OF CASH FLOWS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010 AND FOR THE FISCAL QUARTER ENDED MARCH 31, 2011 WHICH PRESENTS CASH USED IN OPERATING ACTIVITIES OF $723,420 AND $38,177, RESPECTIVELY. PLEASE CLARIFY OR REVISE.

     RESPONSE: The Company notes the foregoing comment and will revise to clarify this point in its future filings, including the upcoming Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2011.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE, PAGE 40

COMMENT 10. PLEASE CONFIRM IN FUTURE FILINGS THAT YOU WILL PROVIDE ALL DISCLOSURE REQUIRED BY ITEMS 405(A)(1)-(2) OF REGULATION S-K. IN ADDITION, PLEASE PROVIDE US DRAFT DISCLOSURE.

     RESPONSE: The Company confirms that in its future filings that mandate such disclosures (e.g. 10-K or Schedule 14A), it will provide all required disclosures under Item 405 of Regulation S-K. The Company provides draft disclosure narrative in response to the comment:

     "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires officers, directors and persons who own more than ten percent of a registered class of equity securities to, within specified time periods, file certain reports of ownership and changes in ownership with the SEC. As of the date hereof, no forms have been furnished to the Company pursuant to Rule 16a-3 under this Act. It is the Company's understanding that none of the Forms 3, 4 or 5 required to be filed pursuant to Section 16(a) have been filed by the executive
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officers, directors and security holders required to file since the such persons have become subject to such reporting requirements following the change in shell status in November 2009. Specifically, none of Forms 3 have been filed for any of the Company's executive officers (Haiting Li (Chief Executive Officer and President) and Zhong Zhao (Chief Financial Officer)) or directors (Rongyan Ding, Fuhsin Chen, Minghua Liu and Erik Vonk (resigned effective as of August 9,
2011). Also, none of Forms 4 have been filed for Zhong Zhao (one transaction), and Rongyan Ding (one transaction). The Company further understands that all such individuals are in the process of obtaining SEC filing codes and to complete all such remaining filings."

EXECUTIVE COMPENSATION, PAGE 40

COMMENT 11. YOU DO NOT APPEAR TO HAVE PROVIDED THE NARRATIVE TO THE SUMMARY COMPENSATION TABLE AS REQUIRED BY ITEM 402(O) OF REGULATION S-K. IN THIS REGARD, YOU HAVE NOT DISCLOSED THE MATERIAL TERMS OF THE OPTION GRANT REPORTED IN THE TABLE. PLEASE CONFIRM THAT YOU WILL PROVIDE THE DISCLOSURE REQUIRED BY ITEM 402(O) IN FUTURE FILINGS. PLEASE PROVIDE US DRAFT DISCLOSURE.

     RESPONSE: The Company confirms that in its future filings that mandate such disclosures (e.g. 10-K or Schedule 14A), it will provide all required disclosures under Item 402(o) of Regulation S-K with respect to the stock option grant in 2010 to Zhong Zhao in the amount of $1,546. The Company provides draft footnote disclosure to the Summary Compensation Table (Option Awards column):

     "Represents the amortized value of the stock option award granted for the fiscal year 2010, calculated in accordance with FASB ASC Topic 718. The fair value options granted in 2010 were $0.62, $0.67 and $0.72 per share, respectively. Compensation expense of $17,863 arising from abovementioned share options granted was recognized for the year ended December 31, 2010. The fair value of the above option awards were estimated on the date of grant using the Black-Scholes Option Valuation Model and graded vesting method together with the following assumptions.

                                  Tranche 1        Tranche 2          Tranche 3
                                  ---------        ---------          ---------

     Expected life               2.583 years      3.083 years        3.583 years
     Expected dividends             --               --                 --
     Expected volatility        54.743%          54.743%            54.743%
     Risk-free interest rate     1.572%           1.572%             1.572%"

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

COMMENT 12. THIS TABLE APPEARS TO INCLUDE PERSONS WHO ARE NOT NAMED EXECUTIVE OFFICERS. PLEASE CONFIRM THAT IN FUTURE FILINGS YOU WILL PROVIDE THE INFORMATION REQUIRED BY ITEM 402(P) FOR NAMED EXECUTIVE OFFICERS. IN ADDITION, PLEASE INCLUDE EQUITY AWARDS THAT HAVE BEEN TRANSFERRED BY THE NAMED EXECUTIVE OFFICER OTHER THAN FOR VALUE. SEE ITEM 402(P)(2) AND INSTRUCTION 1. PLEASE PROVIDE DRAFT DISCLOSURE.

     RESPONSE: The Company confirms that it will provide the information required by Item 402(p) for the named executive officers. There are no equity awards that have been transferred by the named executive officer other than for value.
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COMMENT  13. WE NOTE THAT  CERTAIN  PERSONS  LISTED ON THIS  TABLE HAVE THE LAST
NAME, LI. PLEASE TELL US THE RELATIONSHIP BETWEEN THESE PERSONS AND MR. HAITING LI. IF APPROPRIATE, PLEASE EXPLAIN WHY THESE OPTIONS ARE NOT INCLUDED IN THE SUMMARY COMPENSATION TABLE AS COMPENSATION TO MR. LI. PLEASE PROVIDE DRAFT DISCLOSURE.

     RESPONSE:  The relationships among the persons in the table are as follows:
Huolian Li and Haiting Li are brothers; Jingou Li is the nephew of Haiting Li; Zhiyan Li is the son of Haiting Li; Rongyan Ding and Haiting Li are brothers in law. In its future filings, the Company will include an additional footnote to the table clarifying the foregoing relationships.

     The Company did not include any such options in the Summary Compensation Table as compensation to Mr. Li was due to the fact that each option holder in the table is the sole beneficial owner of his respective options and no such option holder shares his beneficial ownership of such securities with Mr. Li.

EXHIBITS

COMMENT 14. WE NOTE THAT YOU FILED YOUR EMPLOYMENT AGREEMENT WITH HAITING LI. PLEASE CONFIRM YOU WILL FILE YOUR EMPLOYMENT AGREEMENT WITH ZHONG ZHAO IN YOUR NEXT PERIODIC REPORT, OR ADVISE. IN ADDITION, PLEASE CONFIRM YOU WILL FILE
EXHIBIT 21.1 IN FUTURE FILINGS, AS WE ARE UNABLE TO LOCATE IT.

     RESPONSE: The Company confirms that it will file Zhong Zhao's employment agreement as an exhibit to its Quarterly Report for the fiscal quarter ended September 30, 2011. In addition, the Company will file exhibit 21.1 in the same filing.

COMMENT  15.  EXHIBITS  10.5  AND  10.6  ARE  MISSING  EXHIBITS,   SCHEDULES  OR
ATTACHMENTS. PLEASE FILE THESE EXHIBITS IN THEIR ENTIRETY WITH YOUR NEXT PERIODIC REPORT. SEE ITEM 601(B)(10) OF REGULATION S-K.

     RESPONSE: The Company confirms that it will file Exhibits 10.5 (Purchase Contract, dated January 11, 2008, by and between Fujian Jinjiang Pacific Shoes Co., Ltd. and Huachang Footwear Materials Company) and 10.6 (Distribution Agreement of Fujian Jinjiang Pacific Shoes Co., Ltd. dated April 30, 2009) as exhibits to its next Quarterly Report for the fiscal quarter ended September 30, 2011.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9

GENERAL

COMMENT 16. IT APPEARS FROM YOUR DISCLOSURE ON PAGE 28, THAT YOU HAVE STORES OPERATED BY FRANCHISEES PURSUANT TO FRANCHISE AGREEMENTS. PLEASE PROVIDE US WITH ADDITIONAL DETAIL REGARDING YOUR FRANCHISE AGREEMENTS. FOR EXAMPLE, PROVIDE DISCUSSION REGARDING TYPICAL TERMS SUCH A MINIMUM AMOUNTS OF PRODUCT PURCHASES, CONTINUING SERVICES PROVIDED TO YOUR FRANCHISEES, AND YOUR CONTRACTUAL RIGHTS RELATED TO THE OPERATIONS OF YOUR FRANCHISEES. IN ADDITION, PLEASE PROVIDE US WITH A COURTESY COPY OF A TYPICAL FRANCHISE AGREEMENT.
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     RESPONSE:  The  Company  does  not  operate  any  retail   locations/stores
directly. Instead, the Company has a series of distributorship agreements with various distributors. As a rule, a distributor manages distributions within a specific geographic area/province (e.g., some distributors are only limited to operations in a city). The Company undertakes to revise and clarify this narrative in its next Quarterly Report for the fiscal quarter ended September 30, 2011.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS, PAGE F-11

COMMENT 17. IT APPEARS THAT YOUR DISCLOSURE OF UNSECURED CREDIT TO CUSTOMERS RANGING FROM 30 TO 90 DAYS IS INCONSISTENT WITH YOUR DISCLOSURE OF 90 TO 180 DAYS ON PAGE 14 AND 180 DAYS ON PAGE 35. PLEASE CLARIFY OR REVISE.

     RESPONSE: The Company hereby confirms that the credit period it offers to its customers is 90-180 days and undertakes to correct this narrative in its next Quarterly Report for the fiscal quarter ended September 30, 2011.

OTHER EXCHANGE ACT FILINGS

COMMENT 18. PLEASE REVISE, AS NECESSARY, YOUR FORMS 10-Q TO ADDRESS OUR COMMENTS ABOVE ON YOUR FORM 10-K.

     RESPONSE: The Company undertakes to address the comments above in its future filings, beginning with its next Quarterly Report for the fiscal quarter ended September 30, 2011.

                              ********************

We hereby acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              *********************

                                 Sincerely,


                                 By: /s/ Haiting Li
                                    --------------------------------
                                    Haiting Li, CEO

Enclosures

Cc:  Blaise Rhodes, SEC staff
     Angela Halac, SEC staff
     John Reynolds, SEC Assistant Director
     Ralph V. De Martino, Esq., Cozen O'Connor
     Alec Orudjev, Esq., Cozen O'Connor